UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION
OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
Commission File Number  001-14035
STAGE STORES, INC.
(Exact name of registrant as specified in its charter
10201 MAIN STREET, HOUSTON, TEXAS  77025
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
COMMON STOCK ($0.01 PAR VALUE)
(Title of each class of securities covered by this Form)
NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains
Please place an X in the box(es) to designate the
appropriate rule provision(s) relied upon to terminate or
suspend the duty to file reports:
Rule 12g-4(a)(1)(i)	?
Rule 12h-3(b)(1)(i)	?
Rule 12g-4(a)(1)(ii)	?
Rule 12h-3(b)(1)(ii)	?
Rule 12g-4(a)(2)(i)	?
Rule 12h-3(b)(2)(i)	?
Rule 12g-4(a)(2)(ii)	?
Rule 12h-3(b)(2)(ii)	?

Rule 15d-6	?
Approximate number of holders of record as of the
certification or notice date:  NONE.
Pursuant to the requirements of the Securities
Exchange Act of 1934 Stage Stores, Inc. has caused this
certification/notice to be signed on its behalf by the
undersigned duly authorized person.
Date:  August 24, 2001  By:  /s/ Michael E. McCreery
                                              Michael E. McCreery
                                              Executive Vice President
                                              And Financial Officer